UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: March 24, 2015	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

23 March 2015

CSR plc

Shareholder Notification

CSR plc (“the Company”) has received a notification from a registered shareholder pursuant to the FCA’s Disclosure and Transparency Rules. The registered shareholder has advised that the number of shares held by them in the Company, in which they have voting rights are as follows:

Morgan Stanley

(Institutional Securities Group and Global Wealth Management)

Through

Morgan Stanley & Co. International plc

Morgan Stanley Investments (UK)

Morgan Stanley UK Group

Morgan Stanley Group (Europe)

Morgan Stanley International Limited

Morgan Stanley International Holdings Inc.

16,667,822 ordinary shares (10.02%)

Ends

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

24 March 2015

CSR plc (“CSR”)

Disclosure of Issued Shares Pursuant to Rule 2.10

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the “Code”), CSR confirms that, as at the date of this announcement, it has in issue 166,334,057 ordinary shares (excluding the shares held in treasury) of 0.1 pence admitted to trading on the main market of the London Stock Exchange under the International Securities Identification Number (“ISIN”) GB0034147388.

CSR has an American Depositary Receipts (“ADR”) programme for which JPMorgan Chase acts as Depositary. 1 ADR represents 4 ordinary shares of CSR. The ADRs trade on the NASDAQ Global Select Market of NASDAQ Stock Market LLC. The trading symbol for these securities is CSRE and the ISIN is US12640Y2054.

Enquiries:

CSR: Will Gardiner, Chief Financial Officer +44 (0) 1223 692 000

FTI Consulting: Charlie Palmer +44 (0) 20 3727 1000

FORM 8 (DD)

PUBLIC DEALING DISCLOSURE BY A PARTY TO AN OFFER OR PERSON ACTING IN

CONCERT (INCLUDING DEALINGS FOR THE ACCOUNT OF DISCRETIONARY

INVESTMENT CLIENTS)

Rules 8.1, 8.2 and 8.4 of the Takeover Code (the “Code”)

1.	KEY INFORMATION

(a) Identity of the party to the offer or person acting in concert making the disclosure:	Joep van Beurden

(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient

(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	CSR plc

(d) Status of person making the disclosure: e.g. offeror, offeree, person acting in concert with the offeror/offeree (specify name of offeror/offeree)	Person acting in concert with Offeree

(e) Date dealing undertaken:	24 March 2015

(f) Has the party previously disclosed, or is it today disclosing, under the Code in respect of any other party to this offer?	NO

2.	POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a)	Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing

Class of relevant security:	ORDINARY SHARES OF 0.1P
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	331,307	0.20
(2) Derivatives (other than options):
(3) Options and agreements to purchase/sell:

TOTAL:	331,307	0.20

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b)	Rights to subscribe for new securities (including directors’ and other executive options)

Class of relevant security in relation to which subscription right exists:	ORDINARY SHARES OF 0.1P

Details, including nature of the rights concerned and relevant percentages:	See attached appendix 1

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.	DEALINGS BY THE PERSON MAKING THE DISCLOSURE

(a)	Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
Ordinary Shares of 0.1p	Sale	4,000	8.6436 – 8.686348

(b)	Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit
N/A	N/A	N/A	N/A	N/A

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii)	Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit
N/A	N/A	N/A	N/A

(d)	Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)
N/A	N/A	N/A	N/A

The currency of all prices and other monetary amounts should be stated.

2

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.	OTHER INFORMATION

(a)	Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer or person acting in concert making the disclosure and any other person:

If there are no such agreements, arrangements or understandings, state “none”

N/A

(b)	Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer or person acting in concert making the disclosure and any other person relating to:

(i)	the voting rights of any relevant securities under any option; or

(ii)	the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:

If there are no such agreements, arrangements or understandings, state “none”

N/A

(c)	Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	NO

Supplemental Form 8 (SBL)	NO

Date of disclosure:	24 March 2015

Contact name:	Brett Gladden

Telephone number:	01223 692168

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk. The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.

3

Appendix 1 – Answer to 2.(b)

Share options

Name	Share Scheme Details	Date of Grant	Number of CSR Shares	Exercise price (£)	Exercise period
Joep van Beurden	The CSR plc Share Option Plan	06.09.2011	485,981	2.1400	06.09.2014 - 06.09.2021
Joep van Beurden	The CSR plc Share Option Plan	21.03.2012	420,202	2.4750	21.03.2015 - 21.03.2022
Joep van Beurden	The CSR plc Share Option Plan	26.03.2013	127,685	4.8870	26.03.2016 - 26.03.2023
Joep van Beurden	The CSR plc 2013 Long-Term Incentive Plan	14.08.2014	90,419	5.2400	14.08.2017 - 14.08.2024
Joep van Beurden	The CSR plc SAYE Scheme	20.03.2012	4,482	2.0080	01.05.2015 - 31.10.2015
Joep van Beurden	The CSR plc 2013 SAYE Scheme 2	30.05.2014	2,068	4.3520	01.07.2017 - 31.12.2017

Share awards

Name	Share Scheme Details	Date of Grant	Number of CSR Shares	Exercise price (£)	Vesting period
Joep van Beurden	The CSR plc 2011 Executive Incentive Plan	26.03.2013	138,485	0.0010	26.03.2013 - 26.03.2015
Joep van Beurden	The CSR plc 2011 Executive Incentive Plan	08.05.2014	86,549	0.0010	08.05.2014 - 22.03.2016
Joep van Beurden	The CSR plc 2011 Executive Incentive Plan	19.03.2015	21,077	0.0010	19.03.2015 - 19.03.2017

4

24 March 2015

CSR plc

(the “Company”)

Director Dealing

The Company announces that on 23 March 2015, Mr Joep van Beurden, Chief Executive Officer and a director of the Company, transferred to Mrs Marga van Beurden, his spouse and a connected person, 2,000 ordinary shares in the Company. On 24 March 2015, Mrs van Beurden sold 2,000 ordinary shares and Mr van Beurden separately sold 2,000 ordinary shares, at a price of £8.686348 and £8.6436 per ordinary share, respectively. Following the sale Mr van Beurden holds 331,307 ordinary shares in the Company. A separate announcement concerning the transactions in accordance with Rule 8 of the Takeover Code has been issued.

Ends

24 March 2015

CSR plc

(the “Company” and “CSR”)

Announcement of entering into an amendment of a Trading Plan by a Director

As previously announced on 31 July 2014, Mr. Will Gardiner, Chief Financial Officer and a director of the Company, entered into a Trading Plan with Equiniti Financial Services Limited (the “Agent”). Under the terms of the Trading Plan, Mr. Gardiner agreed that upon the vesting of shares in accordance with the terms of grants made to him under share plans operated by the Company, which give rise to an immediate tax liability, the Agent will sell sufficient shares in order to settle exercise costs and any tax owed in connection with that vesting.

With effect from today, 24 March 2015, Mr. Gardiner and the Agent have entered into an amendment to the Trading Plan referred to above, providing for the specific sale of an additional 25,000 shares arising from the vesting on 26 March 2015 of 104,419 ordinary shares under the CSR plc 2011 Executive Incentive Plan. The prevailing terms of the Trading Plan continue with full force and effect.

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer	Tel: +44 (0) 1223 692 000

Jeff Torrance, VP, Investor Relations

FTI Consulting

James Melville-Ross	Tel: +44 (0) 20 7831 3113

Rob Mindell